Exhibit 99.2

Tsakos Energy Navigation
Your vote matters – here’s how to vote!
You may vote online or by phone instead of mailing this card.
Votes submitted electronically must be received by 11:59am, (Eastern Time), on May 29, 2019.
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A	Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 – 4.

1.	Election of Directors:						+
01 - Efstratios Georgios Arapoglou 02 - Maria Vassalou 03 - Denis Petropoulos
	☐	Mark here to vote FOR all nominees	☐	Mark here to WITHHOLD vote from all nominees
	☐	For All EXCEPT - To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered box(es) to the right.		01 ☐	02 ☐	03 ☐

		For	Against	Abstain			For	Against	Abstain
2.	To receive and consider the Company’s 2018 audited financial statements;	☐	☐	☐	3.	To appoint Ernst & Young (Hellas), Certified Auditors- Accountants S.A., Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2019 and to authorize the Audit Committee of the Board of Directors to set their remuneration;	☐	☐	☐

4.	To approve the directors’ remuneration;	☐	☐	☐
Any other business that properly comes before the meeting.

B	Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

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031Q4B

2019 Annual Meeting Admission Ticket

2019 Annual Meeting of Tsakos Energy Navigation Limited Shareholders

May 30, 2019, 3:00pm LST

367 Syngrou Avenue, 17564, P. Faliro, Athens, Greece

Upon arrival, please present this admission ticket and photo identification at the registration desk.

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▼  IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

TSAKOS ENERGY NAVIGATION LIMITED			+

Notice of 2019 Annual Meeting of Shareholders
Proxy Solicited by Board of Directors for Annual Meeting — May 30, 2019

Efstratios Georgios Arapoglou, and if Mr. Arapoglou is not present, any director of the Company, with full power of substitution, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Tsakos Energy Navigation Limited to be held on May 30, 2019 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxy will have authority to vote FOR the election of the Board of Directors and FOR items 2-4.

In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

C	Non-Voting Items
Change of Address – Please print new address below.		Comments – Please print your comments below.

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